EXHIBIT 99.1

Seabridge Gold Drilling Expands KSM’s Iron Cap Deposit

Hole IC-17-65 returns 422 meters grading 1.04 g/T Gold and 0.32% Copper
Hole IC-17-66 returns 64 meters grading 4.77 g/T Gold
Exceptional gold/copper values could accelerate plans for Iron Cap block cave

TORONTO, Sept. 06, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that results from the first five holes drilled this year into the Iron Cap Deposit at KSM could warrant significant changes to the project’s mine plan which could substantially improve project economics. Four of the five holes have long intercepts with gold grades above one gram per tonne. The KSM project, located in north western British Columbia, Canada is 100%-owned by Seabridge and hosts four large porphyry gold-copper deposits including Iron Cap.

Seabridge Chairman and CEO Rudi Fronk noted that the Company chose to pursue the Iron Cap program because of its potential for accelerated development at a comparatively low capital cost. “Iron Cap is the closest deposit to project infrastructure and is permitted as a cost-efficient block cave operation but the current plan has it being mined after the Kerr deposit. Iron Cap could be developed years earlier than the Kerr deposit at a much lower cost. Also, Iron Cap has historically reported higher gold grades than the Kerr deposit. The gold potential was reinforced last year by hole 62 which reported an amazing 555 meters of 0.83 grams of gold per tonne and 0.24% copper and an additional 61 meters of 1.20 grams per tonne gold and 0.95% copper,” said Fronk.

“We see the potential to make another substantial improvement to KSM’s projected economics if we can grow the gold-rich Iron Cap deposit. The first five holes drilled this year are confirming this potential. The widths of mineralization are excellent and the gold grades are much higher than expected.”

This year’s +10,000 meter drill program has been planned to off-set and step-out from IC-16-62. The 10 to 12 hole program has been designed to test a volume of about 600 meters wide by 500 meters long and up to 1000 meters deep surrounding hole 62 and extending to the current resource in order to potentially add several hundred million tonnes of mineralized material with sufficient pierce points to report an inferred resource.

The original target concept for follow-up drilling contemplated pursuing both a lower zone representing the down plunge continuity of the existing Iron Cap resource, and a new blind discovery found in the upper 200 meters of hole 62. This concept of two target zones was based on what appeared to be an intrusive unit not previously recognized at Iron Cap juxtaposed along a fault to the main Iron Cap deposit. With the benefit of additional drill holes, we now believe the upper blind discovery is a previously unrecognized mineralized intrusion potentially expanding the size of the Iron Cap deposit significantly. The interpreted fault zone identified at the base of the upper zone is now recognized as the sheared margin of a breccia pipe whose limits have not been fully defined. The breccia pipe appears to represent a younger high-level or epithermal event superimposed on the Iron Cap Porphyry Gold-Copper deposit, implying additional porphyry potential at depth. The upper intrusive unit is resolving as a dike-like body parallel with other intrusions that form the Iron Cap deposit and showing continuity with the main resource at depth.

“As the geology of the Iron Cap deposit becomes clearer to us, we are increasingly confident that it will rival the plus billion tonne Kerr and Mitchell deposits in size,” said Fronk.

The wide zones of higher gold values in holes IC-17-65, 66 and 67 reflect the impact of an epithermal mineral system superimposed on the main Iron Cap porphyry gold-copper system within and adjacent to a large phreatic breccia pipe. The breccia pipe was likely generated by a younger porphyry mineralizing system at depth. These gold-rich zones were previously recognized in the surface exposure of Iron Cap but erosion appears to have removed most of the upper portions of this occurrence. Our model for Iron Cap predicts that elevated gold values are likely to persist down plunge but the epithermal mineralization will probably give way to more traditional porphyry-style mineralization with copper grades that may be enriched by the second porphyry system.

Results from the first five drill holes in the 2017 Iron Cap program are:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
IC-17-63	957.4 Including	146.9	625.4	478.5	0.43	0.45	4.0
		566.4	624.5	58.1	1.12	0.23	5.7
IC-17-64	776.3 Including	105.5	700.3	594.8	0.52	0.38	4.5
		642.4	683.4	41.0	0.93	0.18	3.4
IC-17-65	686.0 Including	197.0	619.5	422.5	1.04	0.32	4.2
		346.4	484.1	137.7	1.56	0.29	3.4
IC-17-66	1050.4 including including	62.5	126.1	63.6	4.77	0.01	0.9
		173.5	1050.4	876.9	0.32	0.37	2.8
		173.5	277.1	103.6	0.58	0.68	2.8
		975.4	1027.4	52.0	1.04	0.28	3.4
IC-17-67	689.3 including	224.3	641.4	417.1	1.02	0.33	3.6
		352.0	459.4	107.4	1.58	0.38	4.2

Drill holes were oriented using historical information and were designed to intercept the mineralized target at right angles to the strike of the zone as close as topographic constraints permitted. The orientation will be refined with additional drilling but current information indicates the intervals listed above approximate the true thickness of the mineralized zones. For cross-sections please click this link.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceed 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ISO and ASTM certified laboratories in Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential for the Iron Cap deposit to be developed earlier than planned under the existing mine plan and at lower capital cost than the Kerr deposit resulting in the potential for substantially improved projected economics for the KSM Project; (ii) the potential to add several hundred tonnes of mineralized material to the Iron Cap deposit with sufficient pierce points to report an inferred resource; (iii) the potential, given time for further exploration, for the Iron Cap deposit to rival the Mitchell and Deep Kerr deposits and contain over 1 billion tonnes; (iv) the interpretation of the drilling results reflecting a shear margin of a breccia pipe that represents a younger high level or epithermal mineralized system overlying the Iron Cap porphyry gold copper deposit and the resulting prediction that elevated gold values are likely to persist down plunge but the epithermal mineralization will probably give way to more traditional porphyry-style mineralization with copper grades that may be enriched by the second porphyry system; and (v) the estimated amount and grade of mineral resources at KSM. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the ability to grow the Iron Cap deposit at grades more valuable than the Kerr deposit; (ii) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) conceptual cave footprints, draw points and heights; (viii) appropriate discount rates; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) financing structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net

SEABRIDGE GOLD
MTT projection
N
Section 05
Section 04
Section 03
IC-17-068
IC-17-069
IC-17-063
IC-17-071
IC-17-064
IC-17-070
IC-16-062
IC-17-066
IC-17-065
IC-17-072
IC-17-067
IC-10-045
IC-10-022
IC-10-012
IC-10-043
IC-10-016
IC-10-019
IC-10-046
IC-10-024
NSR Model
1100m el.
IC-14-056
IC-14-061
IC-10-025
IC-10-021
IC-10-017
IC-10-018
IC-14-054A
IC-10-010
IC-10-031
IC-10-032
Current Resource
Model (Mar. 2017)
NSR $/T
> $75
50-75
25-50
16-25
Note: NSR cutoff
for KSM block cave
resources is $16/T
500m
KSM PROJECT
IRON CAP ZONE – PLAN VIEW
2017 EXPLORATION DRILLING
COLLAR LOCATIONS - SEP. 01, 2017

SEABRIDGE GOLD
NNW
SSE
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
STF
Upper Zone
Intrusion
Lower Zone
Breccia/Intrusion
Complex
Lower Zone
Intrusion
Limits of current
Inferred Resource
Hazelton/Jack Fm.
Argillites/conglomerates
Proposed MTT
Haulage Tunnel
~ 200m
planned
In progress
0
500
1000
500m
Cross Section View to ENE
KSM PROJECT
IRON CAP ZONE – Section 03
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS - SEP. 01, 2017

SEABRIDGE GOLD
NNW
SSE
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
STF
Limits of current
Inferred Resource
planned
Upper Zone
Intrusion
Hazelton/Jack Fm.
Argillites/conglomerates
Lower Zone
Breccia/Intrusion
Complex
Proposed MTT
Haulage Tunnel
~ 200m
In progress
(45m in front of section)
Lower Zone
Intrusion
assays pending
(45m behind section)
Cross Section View to ENE
0
500
500m
1000

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-66	1050.4	62.5	126.1	63.6	4.77	0.01	0.9
		173.5	1050.4	876.9	0.32	0.37	2.8
	including	173.5	277.1	103.6	0.58	0.68	2.8
	including	975.4	1027.4	52	1.04	0.28	3.4

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-65	686	197	619.5	422.5	1.04	0.32	4.2
	Including	346.4	484.1	137.7	1.56	0.29	3.4

Drill Hole ID	Total Depth (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-16-62	1038.4	61	1.20	0.95	3.6
	including	555	0.83	0.24	4.2

KSM PROJECT

IRON CAP ZONE – Section 04

2017 EXPLORATION DRILLING

ASSAY HIGHLIGHTS - SEP. 01, 2017

SEABRIDGE GOLD
NNW
SSE
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
Upper Zone
Intrusion
Lower Zone
Breccia/Intrusion
Complex
Lower Zone
Intrusion
Hazelton/Jack Fm.
Argillites/conglomerates
Proposed MTT
Haulage Tunnel
~ 200m
In progress
0
500
1000
500m
Cross Section View to ENE
KSM PROJECT
IRON CAP ZONE – Section 05
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS - SEP. 01, 2017

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-64	776.3	105.5	700.3	594.8	0.52	0.38	4.5
	Including	642.4	683.4	41	0.93	0.18	3.4